Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

June 30, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Christina Chalk

Re:	Platinum Energy Resources Inc.
Schedule 14D-9
Filed June 17, 2011

Dear Ms. Chalk:

This letter is in response to your letter dated June 21, 2011, to Platinum Energy Resources, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filing.  For your convenience, each response is preceded by the Staff’s comment to which the response relates.

General

1.
Comment.  Rule 14e-2 requires a company that is the subject of a tender offer to express an opinion with respect to such offer “no later than 10 business days from the date the tender offer is first published or sent or given.”  The Schedule TO-T with respect to the offer by Pacific International Group Holdings LLC (“Pacific International” or “Pacific”) was filed on May 26, 2011.  Your Schedule 14D-9 was not filed until June 17, 2011.  Please advise how Platinum Energy Group has satisfied its obligation to express an opinion with respect to the offer within the time frame mandated by Rule 14e-2.  Your response should indicate when and how you disseminated to Platinum Energy shareholders the information required by Rule 14e-2.

Response.  The Company acknowledges that Rule 14e-2 requires a company that is the subject of a tender offer to express an opinion with respect to such offer “no later than 10 business days from the date the tender offer is first published or sent or given.”  However, due to limited resources, the Company was not able to file its Schedule 14D-9 within the timeframe required by Rule 14e-2.

U.S. Securities & Exchange Commission
June 30, 2011

Schedule 14D-9

Item 3.  Past Contacts, Negotiations and Agreements, page 2

2.
Comment.  We note the disclosure in the Offer to Purchase filed by Pacific International concerning the affiliation between insiders of Platinum and affiliates of Pacific.  Specifically , we understand that Al Rahmani is a member of the Board of Directors of Platinum and an employee of a Pacific affiliate, Mark Ghermezian is a member of the Platinum Board and an employee of two affiliates of Pacific, and Victor David Rahmanian is a member of the Platinum Board and an employee of a Pacific affiliate.  In addition, we note that Mr. Rahmani made a loan of over $5,000,000 to Platinum, which Pacific will repay or cause the company to repay immediately after this offer is consummated.  Finally, your board member Mark Ghermezian shares the same last name as Syd Ghermezian, a co-bidder in the tender offer by Pacific International, suggesting that there may be a family relationship between these two individuals.  Given these facts, it is not clear how you have satisfied your disclosure obligation pursuant to Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A.  Information about affiliations between corporate insiders of Platinum and the bidder in this tender offer would appear to be relevant to shareholders in making an investment decision.  Please revise your disclosure document accordingly.  In addition, tell us how you will disseminate your revised document to shareholders.

Response.  Item 3 has been updated to disclose the relationship between Al Rahmani, Mark Ghermezian, Victor David Rahmanian, Pacific and the Company in accordance with the requirements of Item 3 of Schedule 14D-9 and Item 1005(d) of Regulation M-A.  The Company will disseminate this revised information to shareholders by filing an amendment to its Schedule 14D-9 with the Commission.

Item 4.  The Solicitation of Recommendation, page 2

3.
Comment.  Your disclosure indicates that as part of its consideration of its position with respect to the offer, the Board recognized that “there were certain factors that may be in favor of recommending that the Company’s stockholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that stockholders accept the Offer and tender their shares in the Offer.  Please describe with specificity each such negative and positive factor and how the Board considered each.

Response. Item 4 has been updated to disclose the factors, both pro and con, considered by the Company’s Board of Directors while considering their recommendation relating to the Offer.

U.S. Securities & Exchange Commission
June 30, 2011

Item 5.  Persons/Assets Retained, employed, Compensated or to be Used, page 3

4.
Comment.  Item 1009(a) of Regulation M-A requires you to identify persons retained to make recommendations with respect to the transaction and to summarize the terms of their employment or engagement.  The disclosure under Item 4(a) in the Schedule 14D-9 references financial advisors engaged by the Company.  Please provide the disclosure required by Item 1009(a) with respect to such persons or entities, as applicable.

Response.  The Company did not engage an outside financial advisor to make a recommendation regarding the proposed transaction.  Item 5 of the Schedule 14D-9 will be amended to remove the reference to financial advisors in accordance with the Staff’s comment.

Item 8.  Additional Information, page 3

5.
Comment.  While you may include appropriate cautionary language concerning the limitations on the accuracy of any forward-looking statements contained in the Schedule 14D-9, it is inappropriate for Platinum to disclaim all responsibility for the accuracy of disclosure which it has prepared and included in its filing.  Please revise the language here accordingly.

Response. Item 8 has been updated to reflect the Staff’s comment.

6.
Comment.  In addition, revise the statement concerning your obligation to update any such information in the last sentence of the first paragraph of this section, consistent with your obligation to amend pursuant to Rule 14d-9(c) of Regulation 14D.

Response. Item 8 has been updated to reflect the Staff’s comment.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours, /s/ Bryan K. Brown Bryan K. Brown